March 21, 2005


Via Fax & U.S. Mail

Mr. John D. Aquilino
PoP3 Media Corp.
President and Chief Executive Officer
2451 W. Birchwood Avenue, Suite 105
Mesa, Arizona  85202

Re:	PoP3 Media Corp.
	File No.  0-28485


Dear Mr. Aquilino:

      We have reviewed PoP3 Media`s (formerly ViaStar Media) June
30,
2004 Form 10-KSB and have the following comments. We have limited our review to the financial statements and related disclosures within your Form 10-KSB. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements, and to enhance the overall disclosure in your filings.

      Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanations. We look forward to working with you in these respects, and welcome any questions you may have about any aspects of our review.


June 30, 2004 Form 10-KSB
Item 6.  Management`s Discussion and Analysis
General, page 18

1. We note ViaStar`s July, 2003 issuance of 15,164,671 common shares
and 1,904,100 preferred shares (convertible to approximately 38 million shares of common stock) related to the merger with Level X, and the resulting change in control.  Since the Level X
shareholders
obtained control of the combined company, Level X is considered the
acquirer for accounting purposes.  The staff views such
transactions
as capital transactions rather than business combinations.  As such,
the historical financial statements furnished for ViaStar should be
those of Level X with appropriate disclosure of the accounting treatment thereof. Please revise the financial statements and the related textual disclosures accordingly. In this regard, the financial statements of Level X should be presented at its historical cost basis, and contain a consolidated balance sheet as of June
30,
2004 and consolidated statements of operations, cash flows and stockholders` equity for the two most recent fiscal years ended June
30, 2004 or from its period of inception to June 30, 2004, if
shorter.   The 15,164,671 common shares  issued to the former
shareholders of Level X should be reflected as outstanding in all periods for Level X with the remaining 10,646,846 shares owned by the former shareholders of ViaStar Holdings, Inc. reflected as if issued in a capital transaction on the date of the exchange merger (July 18,
2003) for financial statement purposes.  Please amend your June
30,
2004 Form 10-KSB, your September 30, 2004 Form 10-QSB, and your December 31, 2004 Form 10-QSB accordingly.

2. Regarding your March 31, 2004 acquisition of MasterDisk as disclosed on page 19, please disclose the purchase price, the allocation of the purchase price to the net assets acquired, and how you determined the value of the transaction. Also, provide MasterDisk`s financial statements pursuant to Item 310(c) of Regulation S-B, and furnish pro forma financial statements reflecting the acquisition pursuant to Item 310(d) of Regulation S-B.

3. Please disclose your critical accounting policies within Management`s Discussion and Analysis. Refer to Section 501.14 of the
Financial Reporting Releases.

June 30, 2004 Financial Statements
Balance Sheet, page 36

4. Regarding your accounts receivable, net, please disclose the amount of your allowance. Also disclose, if true, that your expenses related to bad debts have not been material.

Note 1.  Overview of Operations and Accounting Policies
Revenue Recognition, page 40

5. Please separately disclose your revenue generated from product sales, and from your replication and authoring services. In this regard, supplementally tell us how you determined the appropriateness of recognizing revenue for replication and authoring when the mastering process begins, instead of upon completion of the service.
Refer to Staff Accounting Bulletin Topic 13.


Property and Equipment, page 41

6. You disclose that it is reasonably possible that your estimates of lives and recoverability will change. Please disclose the circumstances that would cause your estimates to change.

Note 3.  Trade Name and Distribution Rights, page 43

7. Disclose the amortization period for your intangible assets.

Note 7.  Stockholders` Equity
Investment in and Sale of Majority Interest, page 45

8. We note your assumption of "substantial liabilities" upon your investment in MPI. Disclose whether you are still liable for these debts, and if so, the amount of your liability.

Acquisitions through Issue of Stock, page 46

9. Please supplementally tell us whether the 10,000,000 shares of common stock issued to the MasterDisk shareholders were registered.
If these shares were not registered, tell us the specific facts that you relied on in determining that the issuance of these shares was exempt from registration.

September 30, 2004 Form 10-QSB
Balance Sheet, page 4

10. Supplementally tell us the nature of the Business Development costs and Artist Advances, and your basis for capitalizing these amounts.

Schedule 14C filed December 9, 2004
Change of Control, page 10

11. You disclose that the common and preferred stock issued to the former owners of Level X were not registered as you determined that that the shares were exempt from registration under Section 4(2).
Supplementally tell us the specific facts you relied on in determining that the issuance of these shares was exempt.


      Please file your response to our comments via EDGAR within ten business days from the date of this letter, as well as your amended
June 30, 2004 Form 10-KSB and subsequent Forms 10-QSB. Please understand that we may have additional comments after reviewing your response.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Nancy Bonham at (202) 942-1854, or James
Campbell, Review Accountant, at (202) 942-1914 if you have questions regarding the above comments. Please call me at (202) 942-1907 with any other questions.

      Sincerely,



      Michael Fay
      Branch Chief



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Mr. Aquilino
PoP3 Media Corp.
Page 4